SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                April 20, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

                                 (Free English translation of Spanish original)

                           Santiago, April 19, 2005


Mr.
Alejandro Ferreiro Y.
Superintendent
Superintendency of Securities and Insurance
Santiago


                              Re.: MATERIAL FACT


Dear Sir:

          In accordance with Section 9 and Section 10, second paragraph, of Act No. 18.045, and in accordance with the General Rule No. 30, I hereby inform to the Superintendency the material fact detailed below.

          At a board meeting held on April 18, 2005, it was agreed to terminate the ADR program of Cristalerias de Chile S.A. ("Cristalchile"), thereby directing the general manager to instruct The Bank of New York, a banking entity acting as the depositary of such program, to terminate the deposit agreement, which shall occur 60 days after the ADS holders are notified of the referred instruction. In turn, if no unforeseen events occur, the termination of such contract will trigger the delisting of the company's ADSs with the New York Stock Exchange, which is expected to take place before June 30, 2005. Further, the board of directors directed the general manager to request the deregistration of Cristalchile's ADSs before the Securities and Exchange Commission of the United States.

         The foregoing decision is mainly based on the circumstance that as of April 18, 2005, only 1.7% of the total outstanding shares of Cristalchile were represented by ADSs and also that as of the same date less than 300 ADS holders had their domicile or residence in the United States.

                                                Sincerely yours,



                                                CRISTALERIAS DE CHILE S.A.


                                                /s/ Cirilo Elton
                                                Cirilo Elton G.
                                                General Manager


c.c.:  Santiago Stock Exchange (Bolsa de Comercio)
       Bolsa Electronica
       Bolsa de Corredores
       Files

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLASSWORKS OF CHILE
                                  (Registrant)


                                  By: /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  April 20, 2005